Neovasc Updates Investors at SVB Leerink 9th Annual Global Healthcare Conference

VANCOUVER, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and minimally invasive devices for the treatment of refractory angina, recaps the presentation by CEO Fred Colen at the SVB Leerink 9th Annual Global Healthcare Conference on Wednesday, February 26, 2020 in New York City.

A link to the replay of the presentation is available online from the investor relations section of the Neovasc website at https://www.neovasc.com/investors/

Update on the Reducer device.  The Company is increasingly bullish on Reducer and remains focused on capitalizing on the improving market dynamics for the device. Management believes the landscape for the treatment of refractory angina and ischemia is changing favorably. Focus in Interventional Cardiology is shifting towards the treatment of Angina for chronic ischemic patients either with or without coronary artery obstruction. There is growing interest in physiology driven by new diagnostic tools and new European Guidelines, to differentiate between angina caused by obstructive coronary artery disease or microvascular disease. The increasing rate of diagnosis of microvascular disease provides support for the treatment of refractory angina with the Reducer in appropriate patients.

Additionally, Neovasc believes it has established the partnerships needed in Europe and is making significant progress selling Reducer in Germany with a newly expanded sales force, as evidenced by strong double-digit revenue growth.

The company is in on-going discussions with FDA regarding the PMA application for the Reducer filed in late December. We are encouraged with the feedback to date and will continue to work with the FDA during the review process.  We expect further clarity during the course of 2020.

Update on the Tiara Program.  Eighty-two (82) patients have been treated to date with transapical (TA) Tiara, and after extensive analysis of all Clinical data, the company believes there is sufficient evidence from the Tiara I and II clinical studies to support a CE Mark. Management plans to submit for CE Mark under the new European MDR regulations in 2020 and is targeting obtaining a CE Mark for the TA Tiara by 2021 or earlier.

Regarding the next generation, transfemoral/trans-septal (TF/TS) Tiara, the design has been frozen, and we are on track for clinical trials, including a first-in-human implant, by the end of 2020.  Neovasc is targeting the large unmet need for mitral valve regurgitation and optimal treatment will require a variety of treatment options. The TF/TS Tiara features a unique "D shape" which mimics the native anatomy and is designed to avoid left ventricular outflow tract (LVOT) obstruction. Additionally, the TF/TS Tiara features full retrievability of the device after the atrial and ventricular portions of the valve have been deployed, until the point of final release. This key feature should further reduce implant risk for the patient, which combined with longer term functional benefits may provide many mitral valve regurgitation patients a new treatment option.

Neovasc's financial position.  The company had $14.1M cash on hand following the early January capital raise, and current cash is expected to last us until August of this year.  Significantly, this capital will last beyond the maturity date of the remaining 2017 convertible notes on May 17, 2020.  Retiring or amending those notes will be a positive step forward for the Company.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to beliefs as to the landscape for the treatment of refractory angina and ischemia changing favorably, the shift in focus in Interventional Cardiology towards the treatment of Angina for chronic ischemic patients either with or without coronary artery obstruction, the growing interest in physiology driven by new diagnostic tools and guidelines, the increasing rate of diagnosis or microvascular disease providing support for the treatment of refractory angina with the Reducer in appropriate patients, beliefs as to the Company having established the partnerships in Europe and the Company making significant progress selling Reducer in Germany, the expectation that the Company will receive further clarity as to the PMA application for the Reducer during the course of 2020, beliefs as to there being sufficient evidence from the Tiara I and II clinical studies to support a CE Mark, the Company' plans to submit a CE Mark under the new European MDR regulations in 2020 and targeting obtaining a CE Mark for the TA Tiara by 2021, the timing of clinical trials for the TF/TS Tiara by the end of 2020, the key feature of the TF/TS Tiara further reducing implant risk which combined with longer term functional benefits may provide many mitral valve regurgitations patients a new treatment option, expectations as to the Company having sufficient cash on hand until August this year, including the ability to repay the remaining 2017 convertible notes (the "Notes"), the positive impact of repaying the Notes, and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Notes issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.